July 7, 2022 Leonardo DRS Combination with RADA Investor Discussion +

2 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. FORWARD-LOOKING STATEMENTS AND INFORMATION This presentation includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this presentation is expressly qualified in its entirety by these cautionary statements. •

3 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This presentation does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS. About Leonardo DRS, Inc. Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews. About RADA Electronics Industries Ltd. RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance

DRS – OVERVIEW

BUSINESS OVERVIEW

- Leading provider of advanced defense electronics products and technologies shaping the future battlefield for the U.S. military
- Strong technology portfolio and large installed base across the Army & Navy
- Top mid-tier position provides agility to respond to customer needs, and a lean cost structure
- Market leader in Force Protection, Advanced Sensing, Network Computing and Electric Power & Propulsion markets
- Core markets are platform neutral and growing faster than the overall U.S. defense budget

KEY FINANCIALS ($mm)[1]



Revenue
2018–2021 CAGR: 8%
$2,077
$2,478
$2,524
$2,647
2018
2019
2020
2021
growth
19%
2%
5%
Adjusted EBITDA
2018–2021 CAGR: 19%
$166
$207
$231
$278
2018
2019
2020
2021
margin
8%
8%
9%
10%

2021A REVENUE BREAKDOWN[1]



By Market
Other
16%
Force
Protection
18%
Advanced
Sensing
25%
Network
Computing
22%
Electric
Power &
Propulsion
19%
By Customer
Foreign, commercial
and other
13%
Other USG
13%
U.S. Army
40%
U.S. Navy
34%
By Channel
Subcontractor
54%
Prime
46%

Note: Please refer to the appendix for reconciliations to GAAP metrics; "Other" revenue by market related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; [1] Historical financial information adjusted for previously announced divestitures. See the appendix.

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DRS – LARGE INSTALLED BASE ACROSS DIVERSITY OF PLATFORM, DOMAINS AND PRIMES

DOMAIN / SOLUTIONS		KEY PLATFORM POSITIONS			DRS HIGHLIGHTS
	SUBMARINES	 SSBN - Columbia	 SSN - Virginia	 SSBN - Ohio	✓ Sole-source position on integrated propulsion system for entire Columbia Class fleet
	SURFACE SHIPS	 Aircraft Carriers	 Destroyers	 Amphibious Transport Dock	✓ DRS content on nearly 100% of U.S. Navy Combatant Vessel Fleet
	GROUND VEHICLES	 Stryker M SHORAD	 M-1 Abrams	 M-2 Bradley	✓ Mission command computing system on nearly every Army ground vehicle
	DISMOUNTED WARFIGHTER	 FWS-I Weapon Sights	 Dismounted EW	 JETS	✓ 20+ year incumbency on dismounted soldier sensing
	AIRCRAFT	 Apache	 Seahawk	 F-35	✓ Infrared countermeasure capabilities driving strong positions on U.S. Army programs of record and next generation navy systems

Advanced sensing | Network computing | Force protection | Electric power & propulsion

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DRS OF TODAY – FRANCHISE POSITIONS ACROSS RAPIDLY GROWING SEGMENTS OF THE U.S. DEFENSE MARKETS

KEY MARKETS	ANNUAL MARKET SIZE[2]	GROWTH OUTLOOK[2,3]	FRANCHISE DRS POSITIONS
Advanced Sensing *25% revenue[1]*	✓ $7.6bn	✓ +5%	✓ 3rd Generation Infrared Sensing ✓ Joint effects targeting system  
Network Computing *22% revenue[1]*	✓ $3.3bn	✓ +4%	✓ Mounted family of computer systems ✓ Naval comprehensive display systems  
Force Protection *18% revenue[1]*	✓ $3.1bn	✓ +4%	✓ M-SHORAD short range air defense ✓ SH-60 aircraft protection system (DAIRCM)  
Electric Power & Propulsion *19% revenue[1]*	✓ $5.2bn	✓ +10%	✓ Columbia class electric power and propulsion ✓ Patriot battery on board vehicle power  

Note: Remaining 16% of revenue related to pilot training systems, flight recorders, logistics equipment (cargo handlers / loaders, fuel systems, etc.) and commercial markets; [1] Historical financial information adjusted for previously announced divestitures. See the appendix. [2] Per third-party research and DRS management estimates for FY 2022 funding; [3] Projected FY 22 – 26 CAGR

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7 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. DRS AN EVOLUTION OF SUCCESS DRS Revenue Over Time Counter UAS Trophy Active Protection 2016 $2.7B $2.8B Thermal Weapon Sights MFOCS Aircraft Survivability Columbia Class Submarine Ground Vehicle Sensors 2017 2018 2019 2020 $1.8B $1.9B $2.3B A Legacy of Performance – A Foundation for Growth * Includes GES $2.9B 2021 Next Generation Pilot Training

ADVANCED SENSING – A LEGACY OF PERFORMANCE, A FOUNDATION FOR GROWTH

INCUMBENCY	MARKET FORCE	DRS LEGACY	CONTINUED EVOLUTION / FUTURE
15+ Years Soldier Sensing **30+ Years Vehicle Sensing**	**Night Vision Proliferation**	• FWS-I "Rapid Target Acquisition" (Thermal Weapon Sights) • Night Vision Goggles (ENVG) • Ground Vehicle Sensing - Includes 2nd and 3rd Gen capabilities	• Selected for FWS-I $590M Contract • Contracted for Next Generation IVAS Goggles • One of three companies with 3rd Gen capabilities
10+ Years Missile Warning & Detection **5 Years Infrared Counter Measures**	**Surface-to-Air Missile ("SAM") Proliferation**	• "Distributed Aperture" ICRM missile warning and laser defeat • Program of Record for US Army Helicopters • Development Program for US Navy	• DRS in Production of IRCM Components and Systems • Expand to Additional Platforms and Drones

Leadership History on Key Programs Continues to Drive Future Opportunities

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NETWORK COMPUTING – DELIVERING RELIABLE COMPUTING SOLUTIONS FOR OVER 20 YEARS

INCUMBENCY	MARKET FORCE	DRS LEGACY	CONTINUED EVOLUTION / FUTURE
25+ Years Mounted Computing	Battlefield Communication	• Battle Management System included on nearly all U.S. ground vehicles • Supplied over 300,000 Computers and Display Systems • International Market Penetration for BMS • Helped Army define Mounted Mission Command	• Trusted and Cyber Assured Computing • GPS Denied Positioning (APNT) • Integrated Sensing & Advanced Communications
25+ Years Shipboard, Displays & Computing	Computing as a Service	• Skills for internal cloud computing structure • Under contract for all U.S. submarine combat systems	• DRS Designing and Producing Every U.S. Submarine Computing System

Leadership History on Key Programs Continues to Drive Future Opportunities

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INTEGRATED SOLUTIONS IN ELECTRIC POWER AND FORCE PROTECTION FOSTERING GROWTH

INCUMBENCY	MARKET FORCE	DRS LEGACY	CONTINUED EVOLUTION / FUTURE
5 + Years Columbia Development **30+ yrs Power Distribution and Conversion**	**Nuclear Recapitalization & Adversary Submarines**	• DRS Selected for Electric Drive and Propulsion System components • Power Conversion and Switchgear Provider • Only provider of Arc-Fault Protection Systems	• DRS in Production of Ship Electric Drive Components • Columbia IPS opening additional ship class opportunity – fueling growth • Energy Magazine to allow for additional high energy weapons and computing needs
3 Years Active Protection Systems	**Anti-Tank Missiles and RPG Proliferation**	• DRS teamed with Rafael to bring Trophy to U.S. • Helped Army test and procure Trophy • Mission Equipment Package Integrator for MSHORAD Program • Won contract for CUAS and SHORAD in <18 months – prototype for Army's rapid development initiatives	• DRS Delivers Three Brigades of Trophy, Helping Shape Future APS Requirements • Allowing for Next Generation Vehicle Protection Suite
3 Years Counter UAS	**Drone (UAV) Proliferation**		• DRS to Produce IM-SHORAD Equipment Under Contract to GD • Single Vehicle Non-Kinetic CUAS Solution • High Power Microwave Solutions w/ size weight and power advantages

Leadership History on Key Programs Continues to Drive Future Opportunities

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Leading Technologies – Driving the Future

DRS OF TOMORROW – KEY GROWTH DRIVERS THAT ARE SHAPING THE BATTLEFIELD OF THE FUTURE

CAPABILITY	DRIVERS OF CAPABILITY NEED	DRS OPPORTUNITY
Integrated Sensing	• **JADC2**, requires integration of sensing and connectivity • As a result, **Future Army, USMC, USAF and Naval platforms** require increased sensing capabilities	✓ Integrated sensing, communications, and computing to make sense of the battlefield
Space Sensing	• **Hypersonic threats** driving new space sensing requirements • **Space Force Architecture** includes LEO constellations with frequent sensor upgrades to address evolution of threats	✓ Multiple new satellite Constellations planned: IR Sensing at LEO and MEO Orbits RF and Optical Communications at LEO Orbits
Short Range Air Defense	• Proliferation of **Weaponized Drone** Technology • Increased demand signals in **current geopolitical environment** • Proliferation of **rocket, artillery and mortars**	✓ Multi-billion short-range air defense opportunity identified in the U.S. and globally[1] ✓ Counter-unmanned aerial systems opportunity
Electrification	• **Increased Power flexibility needs** for Sensing, Computing, Directed Energy Weapons • Increased **acoustic performance requirements** • Focus on **China and Russia threats**	✓ $300mm annual Columbia Class incumbency through 2032[1] ✓ $6bn electrification opportunity across new ship classes including DDGx and SSNx[1]

New / Adjacent Markets – Fostering Phase II of Above Market Growth

[1] DRS management estimate

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ELECTRICIFICATION OF THE NAVY

COLUMBIA ELECTRIC PROPULSION DEVELOPMENT CREATING MARKET DISCRIMINATOR

The Benefits of Electric Propulsion

- ✓ Longer Endurance
- ✓ Higher Efficiency & Lower Maintenance
- ✓ 'Surge Power' Capabilities
- ✓ Noise / Acoustic

The Opportunity for Electric Propulsion

- ✓ Surveillance Ships
- ✓ Next Gen Attack Submarine
- ✓ Surface Ships
- ✓ Korean KDD(X)








KDDX

$6 Billion Market Potential for Electric Propulsion

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SHORT RANGE AIR DEFENSE – PROTECTING AGAINST TODAY'S THREATS

Our emerging Initiatives derive from the evolving threat environment…

Different battlefields…
Different adversaries
Different threats…


Armed UAS
Aerial Loitering Munitions
ATGM Proliferation
Inadequate Vehicle Protection
Nimble ATGM Capability

CURRENT FORCE PROTECTION COLLABORATION

- **RADA tactical radars are the "eyes" of DRS' force protection solution** for the Stryker M-SHORAD platform
- The conflict in Ukraine highlights the need for Short-Range Air Defense solutions, which are now one of global defense industry's highest priorities


STRYKER M-SHORAD
MISSION EQUIPMENT PACKAGE (MEP)
XM914 (30mm)
M240 (7.62mm)
Stinger
MX-GCS EO/IR
Longbow HELLFIRE
RWP® Turret
IFF Antenna
MHR

LEONARDO DRS
System designer and integrator of M-SHORAD force protection system

RADA
Provides advanced tactical radars (MHR) critical to System provided by DRS

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INTEGRATED SENSING – EFFICIENCY IN DECISION MAKING

CURRENT SYSTEMS ARE FEDERATED & CLOSED

Each system is aligned to a Soldier in the platform



Sensing Systems
Comms Systems
Computing Systems
Propulsion System
Active Protection System
Ground Vehicle Examples

Information is selectively shared

FUTURE COLLABORATION OPPORTUNITIES

- Current sensing, communications, propulsion and computing systems are federated and aligned to individual soldiers
- Combination provides combined company with **enhanced ability to provide a differentiated, integrated solutions to warfighters**

FUTURE AUTONOMOUS VEHICLE

Integrated Solution



Communication
Sensors
Force Protection
Cognitive Computing
Adaptive Propulsion

LEONARDO DRS
+
RADA

System designer and integrator of an integrated solution for warfighters

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16 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. SPACE SENSING – THE NEXT GENERATION OF MISSILE DEFENSE DRS to Play a Critical Role in Missile Detection  Marketing Leading Size, Weight and Power sensing advantages leading DRS to penetrate space payload market Figure 14: Space-Based Sensors Enable Low- Altitude Target Tracking Source: CSIS Missile Defense Project Low Earth Orbit Satellites (LEOs) & Hypersonic Missiles are changing the space sensing market F i g u r e 9 : D e f e n s e - W i d e M i s s i l e D e f e n s e S p a c e P r o g r a m s , 2 0 1 6 - 2 0 2 5 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 FY16 FY17 FY18 FY19 FY20* FY21** FY22** FY23** FY24** FY25** T o ta l O b lig a ti o n a l A u th o ri ty I n 2 0 2 1 B ill io n s SDA Space Technology Development SDA Space-Based Discrimination SDA Space-Based Interceptors SDA pLEO Ground Integration SDA SSA and Launch SDA Transport Layer SDA Research and Engineering SDA pLEO Sensor Technology DARPA Blackjack*** MDA STSS MDA Space Sensor Layer /HBTSS SDA is now the majority of the DoD space market, growing to $2B/year over the next few years. *Appropriated dollars **Based on 2021 budget ***No FYDP data released

Combined Company Financials

COMBINED FINANCIAL HIGHLIGHTS

LARGE INSTALLED BASE AND DIVERSE PORTFOLIO

- Alignment with diverse set of high-growth DoD programs
- Installed base across variety of defense platforms
- Resilient to budget changes: No contract >10% of revenue, platform independent go-to-market approach

HIGHLY VISIBLE REVENUE PROJECTIONS

- Foundational defense programs / track record of retaining incumbent positions resulting in high confidence revenue outlook
- 9% PF historical revenue growth (2018-2021)
- Technical capabilities, market alignment and contract incumbencies driving long term growth that will exceed defense peers

MARGIN EXPANSION FROM LIFECYCLE TRANSITION

- Program lifecycle transition from development to production, operational improvements, transaction synergies and organic revenue growth will drive continued margin expansion
- >300bps of margin expansion between 2018 and 2021
- 150-200bps of margin expansion through 2023, with mid-teens margins targeted longer term

STRONG EARNINGS GROWTH OUTLOOK

- 22% Adj. EBITDA CAGR between 2018-2021 as a result of strong earnings growth and margin expansion
- Low double-digit Adj. EBITDA CAGR expected through 2023 and over longer-term

Note: Peer data based on public filings, FactSet; Peers include General Dynamics, L3Harris, Lockheed Martin, Northrop Grumman, Raytheon Technologies, Elbit Systems, Curtiss-Wright, Mercury Systems, Chemring; [1] Based on RADA current share price, fully diluted RADA share count of ~51.5 (pre-deal) and 80.5% PF ownership for DRS; [2] Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

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19 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. COMBINED HISTORICAL F INANCIALS ( E X C L U D I N G P R E V I O U S LY A N N O U N C E D D I V E S T I T U R E S , $ M M ) Growth: $2,105 $2,519 $2,599 $2,732 2018 2019 2020 2021 Margin: $168 $208 $240 $305 2018 2019 2020 2021 R E V E N U E 1 A D J U S T E D E B I T D A 2 A D J U S T E D N E T I N C O M E 2 A D J U S T E D F R E E C A S H F L O W 2 Adj. NI Conversion3:Growth: $9 $88 $113 $179 2018 2019 2020 2021 $83 $107 $104 $93 2018 2019 2020 2021 Note: Please refer to the appendix for reconciliations to GAAP metrics; 1 Combined revenue has been adjusted for intercompany eliminations; 2 Combined Adjusted EBITDA, Adjusted Net Income and Adjusted Free Cash Flow represent the sum of Adjusted EBITDA, Net Income or Adjusted Net Income and Free Cash Flow or Adjusted Free Cash Flow, respectively, of RADA and DRS; 3 Defined as Adjusted Free Cash Flow Divided by Adjusted Net Income

BALANCE SHEET FLEXIBILITY FOR M&A AND DIVIDEND DISTRIBUTION

COMBINED BALANCE SHEET DETAIL

	LEONARDO DRS	RADA	LEONARDO DRS + RADA
3/31/22A Q1 Net Debt / (Cash)[1]	$263	($66)	**$197**
3/31/22A Last Twelve Months (LTM) Adj. EBITDA	$281[2]	$24	**$305**
Q1 2022 Net Debt (Cash) / Adj. EBITDA	0.9x	(2.8x)	**0.6x**

Q1 LTM NET DEBT / ADJ. EBITDA



LEONARDO DRS + RADA
0.6x
Estimated to be <0.5x at close
Mid-Cap Defense
1.4x
Large-Cap Defense
1.9x

Note: Financial information represents a combined view of the two entities excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics; [1] Net financial debt, excludes Leonardo DRS finance leases; [2] Adjusted for impact of previously announced divestitures

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COMBINED 2023 TARGETS AND LONGER TERM OUTLOOK

	2023 TARGETS (ORGANIC)	LONGER TERM OUTLOOK
REVENUE	• Mid single-digit CAGR from 2021A combined base of $2,733mm	• High single-digit CAGR • Balance sheet flexibility supports investments in inorganic growth (M&A)
ADJUSTED EBITDA	• Adj. EBITDA margin expansion of 150-200 bps from 2021A combined base of 11.2% • Low double-digit Adj. EBITDA CAGR from 2021A base of $305mm	• Adj. EBITDA margins in the mid-teens • Low double-digit adjusted Adj. EBITDA CAGR
ADJUSTED NET INCOME	• Mid-teens adj. net income CAGR from 2021A combined base of $179	• Low double-digit adj. net income CAGR
ADJUSTED FREE CASH FLOW	• Adj. net income conversion to adjusted free cash flow greater than or equal to 90%	• Adj. net income conversion to adjusted free cash flow greater than or equal to 90%

Note: Financial information represents a combined view of RADA and DRS excluding previously announced divestitures. Please refer to the appendix for reconciliations to GAAP metrics

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Valuation Enhancement Opportunity

23 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. Performance Driving Increased Value Potential C O M B I N E D D R S G U I D A N C E V E R S U S C O N S E N S U S P E E R E S T I M AT E S Combined business is well positioned versus expectations for peers on both EBITDA growth and Revenue growth metrics 4% Mid-single digits 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% Peer 2021-2023 CAGR avg. DRS Guidance for 2021-2023 CAGR 5% Low-double digits 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% Peer 2021-2023 CAGR avg. DRS Guidance for 2021-2023 CAGR R E V E N U E C A G R – 2 0 2 1 - 2 0 2 3 E B I T D A C A G R – 2 0 2 1 - 2 0 2 3

Value Enhancement Opportunity

RADA IMPLIED VALUATION

DRS 2021A EBITDA		$278	
DRS contribution multiple	**12.0x**		**14.0x**
DRS TEV	**$3,336**		**$3,892**
(-) DRS 3/31/22A Net Debt		(263)	
DRS Equity Value	**$3,073**		**$3,629**
(/) DRS PF Ownership		80.5%	
PF Combined Equity Value	**$3,817**		**$4,508**
(x) RADA PF Onwership		19.5%	
RADA Implied Equity Value	**$744**		**$879**
(/) FDSO	52.0		52.4
RADA Implied Share Price	**$14.33**		**$16.77**
vs. 7/6/2022 share price of $7.76	*185%*		*216%*

DEAL ECONOMICS OVERVIEW

- ✓ Illustratively, assuming a 12x multiple on DRS 2021 EBITDA results in an enterprise value of ~$3.3bn and equity value of ~$3.1bn
- ✓ Since DRS will own 80% of the combined business, this implies a ~$3.8bn equity value for the combined company and an equity value for RADA of $744mm or $14.33 / share
- ✓ We view 12x as a conservative multiple, with comparable SMID-cap defense electronics and defense primes trading at an average of 13.5x 2021 EBITDA
- ✓ **Assuming the combined company executes on its guidance for double digit earnings growth per annum and achieves a low to mid teens TEV / EBITDA multiple, there is material upside in RADA's share price from current levels**

TEV / 2021A EBITDA



Average: 13.5x
SMID-cap defense electronics
Defense primes
17x
17x
17x
14x
12x
12x
12x
11x
10x
NORTHROP GRUMMAN
Elbit Systems
mercury
L3HARRIS
GENERAL DYNAMICS
Raytheon Technologies
CURTISS-WRIGHT
Chemring

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25 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. GAAP RECONCIL IATIONS

26 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. RADA RECONCILIATIONS (US dollars in millions) 2018 2019 2020 2021 2021 Q1 2022 Q1 LTM Net income (loss) ($0.2) ($2.3) $5.6 $25.1 $3.8 ($0.7) $20.6 Tax expense 0.0 0.0 0.0 (4.9) 0.0 (0.2) (5.0) Financial expense (income), net 0.3 0.2 (0.2) 0.2 (0.2) (0.0) 0.4 Depreciation 0.8 1.2 2.3 3.7 0.8 1.2 4.1 Employee option compensation 0.9 1.1 1.4 3.0 0.5 0.9 3.4 Other non-cash amortization 0.0 0.1 0.5 0.2 0.0 0.1 0.3 Adjusted EBITDA $1.8 $0.4 $9.7 $27.3 $4.8 $1.3 $23.8 A d j u s t e d E B I T D A (US dollars in millions) 2018 2019 2020 2021 Net cash provided by (used in) operating activities ($3.9) ($3.5) $3.6 ($4.4) Purchase of property, plant and equipment (0.9) (4.1) (4.9) (6.2) Construction in process (0.3) (0.5) (0.1) 0.0 Consideration from fixed asset sale 0.3 0.0 0.0 0.0 Free cash flow ($4.8) ($8.0) ($1.3) ($10.5) F r e e C a s h F l o w

27 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. LEONARDO DRS RECONCILIATIONS ($ in millions) 2018 2019 2020 2021 Total revenues $2,333 $2,714 $2,778 $2,879 Less divestiture impact $256 $236 $254 $232 Revenue less divestitures $2,077 $2,478 $2,524 $2,647 R e v e n u e ( A d j u s t e d f o r P r e v i o u s l y A n n o u n c e d D i v e s t i t u r e s ) ($ in millions) 2018 2019 2020 2021 2021 Q1 2022 Q1 LTM Net earnings ($10) $75 $85 $154 $28 $36 $162 Income tax provision (7) 20 27 46 13 12 46 Amortization of intangibles 93 9 9 9 2 2 9 Depreciation 35 42 44 49 12 13 50 Restructuring costs 14 20 12 5 0 0 5 Interest expense 58 65 64 35 9 8 34 Deal related transaction costs 0 0 9 5 4 2 3 Foreign exchange 3 0 1 1 0 0 1 COVID-19 response costs 0 0 12 6 3 0 3 Non-service pension expense 1 3 5 0 0 0 0 Adjusted EBITDA $187 $234 $268 $310 $71 $73 $312 Less divestitures: Net earnings 15 20 28 22 4 4 22 Income tax provision 5 6 8 7 1 1 6 Depreciation 1 1 1 3 1 0 2 Adjusted EBITDA less divestitures $166 $207 $231 $278 $64 $68 $281 A d j u s t e d E B I T D A

28 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. LEONARDO DRS RECONCILIATION (CONT’D) A d j u s t e d F r e e C a s h F l o w ($ in millions) 2018 2019 2020 2021 Net cash provided by operating activities $105 $157 $125 $178 Less capital expenditures, net 40 55 56 60 Proceeds from sale of assets 0 8 5 0 Free cash flow $65 $110 $74 $118 Less divestitures 10 30 19 34 Free cash flow less divestitures $54 $80 $56 $84 Third party debt interest adjustment 44 46 44 15 Deal related transaction costs 0 0 9 5 Covid-19 response costs 0 0 12 6 Less Tax Impact 10 11 15 6 Adjusted free cash flow less divestitures $88 $115 $105 $104 ($ in millions) 2018 2019 2020 2021 Net earnings (loss) ($10) $75 $85 $154 Deal related transaction costs 0 0 9 5 Covid-19 response costs 0 0 12 6 Adjusted net income ($10) $75 $106 $165 Less divestiture impact 15 20 28 22 Adjusted net income excluding divestitures ($25) $55 $77 $143 Third party debt interest adjustment 44 46 44 15 Less Tax Impact 10 11 14 5 Adjusted net income less divestitures $9 $91 $107 $153 A d j u s t e d N e t I n c o m e

29 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. COMBINED COMPANY RECONCILIATIONS ($ in millions) 2021 Total Revenues Leonardo DRS $2,647 RADA 117 Elimination Intercompany (31) Combined Revenue $2,733 C o m b i n e d R e v e n u e ( A d j u s t e d f o r P r e v i o u s l y A n n o u n c e d D i v e s t i t u r e s ) ($ in millions) Leonardo DRS RADA Combined Intercompany with Parent $ 367 $ 0 $ 367 Finance leases and other 164 0 164 Short term borrowings 9 0 9 Total Debt $540 $0 $540 Less Finance leases and other 164 0 164 Less Cash and cash equivalents at the end of period 113 66 179 Net Financial Debt $263 ($66) $197 M a r c h 3 1 , 2 0 2 2 N e t F i n a n c i a l D e b t

30 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. COMBINED COMPANY RECONCILIATIONS ($ in millions) 2021 Total Revenues Leonardo DRS $2,647 RADA 117 Elimination Intercompany (31) Combined Revenue $2,733 C o m b i n e d R e v e n u e ( A d j u s t e d f o r P r e v i o u s l y A n n o u n c e d D i v e s t i t u r e s ) ($ in millions) Leonardo DRS RADA Combined Intercompany with Parent $ 367 $ 0 $ 367 Finance leases and other 164 0 164 Short term borrowings 9 0 9 Total Debt $540 $0 $540 Less Finance leases and other 164 0 164 Less Cash and cash equivalents at the end of period 113 66 179 Net Financial Debt $263 ($66) $197 M a r c h 3 1 , 2 0 2 2 N e t F i n a n c i a l D e b t

31 © 2022 Leonardo DRS - This document contains Leonardo DRS proprietary information. Legal Notices

Forward-Looking Statements This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of Leonardo DRS, Inc. (“DRS”) and RADA Electronic Industries Limited (“RADA”) and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither RADA nor DRS undertake any obligation to update these statements, except as required by law. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.